Drinker Biddle & Reath LLP

191 North Wacker Drive

Suite 3700

Chicago, IL 60606-1698

312-569-1000

Fax: 312-569-3000

www.drinkerbiddle.com

June 8, 2010

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Stirling

RE:	Northern Funds (the “Trust”)
Preliminary Joint Information Statement
File Nos. 33-73404 and 811-08236

Dear Ms. Stirling:

The following summarizes and responds to the comments of the staff (“Staff”) of the Securities and Exchange Commission on the Trust’s Preliminary Joint Information Statement and accompanying Letter to Shareholders filed on May 21, 2010 pursuant to Rule 14c-5(a) of the Securities and Exchange Act of 1934, as amended.

1. Comment: Pursuant to Item 22(c)(1)(i) of Schedule 14A, with respect to the existing investment advisory contract, state the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission;

Response: The following sentence will be added to the second paragraph under “The Investment Advisers and the Advisory Agreement” on page 1: “The Advisory Agreement was approved by the initial sole shareholder of each Fund upon the Fund’s inception.”

2. Comment: Pursuant to Item 22(c)(2) of Schedule 14A, state the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

June 8, 2010

Response: The requested disclosure required will be added under “Additional Information – Information about NTCC” on page 14 and “Additional Information – Information about NTI” on page 15.

3. Comment: Pursuant to Item 22(c)(3) of Schedule 14A, state the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.

Response: The requested disclosure required will be added under “Additional Information – Information about NTCC” on page 14 and “Additional Information – Information about NTI” on page 15.

4. Comment: On page 7, under “Other Advisory Clients,” it states that Denver Investments acts as an investment adviser to one other investment company that has a similar investment objective to the Small Cap Fund, however, there are two investment companies listed in the table.

Response: The foregoing paragraph will be revised as follows: “Denver Investments also acts as investment adviser or sub-adviser to various other registered investment companies that have similar investment objectives to the Small Cap Fund. The table below sets forth certain information with respect to such investment companies.”

5. Comment: On page 8, under “Information about Hotchkis &Wiley,” HWCap Holdings is listed as a primary member of Hotchkis & Wiley. Please list the address of HWCap Holdings.

Response: The third sentence in the above section will be revised as follows: “Hotchkis & Wiley and HWCap Holdings are each located at 725 South Figueroa Street, 39th Floor, Los Angeles, CA 90017.”

6. Comment: Pursuant to Item 22(c)(1)(ii) of Schedule 14A, describe the rate of compensation of each of the subadvisers and, pursuant to Item 22(c)(1)(iii), state the aggregate amount of each subadviser’s fees for the last fiscal year.

Response: Pursuant to an SEC exemptive order, the Funds are not required to disclose the fee rate or amount of fees paid by each subadviser to the Funds. Instead, each Fund is permitted to disclose the amount of subadvisory fees paid to all of the sub-advisers in the aggregate in the last fiscal year, as a dollar amount.

The following disclosure will be added under “Additional Information – Advisory and Subadvisory Fees” on page 14: “For the fiscal year ended March 31, 2010, the Small Cap Fund paid advisory fees to the Investment Advisers in the aggregate amount of $4,148,000 and the Investment Advisers paid subadvisory fees to the subadvisers of the Small Cap Fund in the aggregate amount of $2,150,000.

June 8, 2010

For the fiscal year ended March 31, 2010, the Emerging Markets Equity Fund paid advisory fees to the Investment Advisers in the aggregate amount of $13,003,000 and the Investment Advisers paid subadvisory fees to the subadvisers of the Emerging Markets Equity Fund in the aggregate amount of $6,338,000.”

We believe that the foregoing fully responds to your comments and these changes will be reflected in the Trust’s Definitive Joint Information Statement. Please call the undersigned at (312) 569-1167 with any questions concerning the foregoing.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain